BARBARA A. YOUNG

byoung@levettrockwood.com

FOIA CONFIDENTIAL TREATMENT REQUEST

February 19, 2009

VIA FEDEX

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance

Re:	Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
File No. 1-12075

Request for Confidential Treatment of Documents Filed on Supplemental Basis

Ladies and Gentlemen:

Our client, Bolt Technology Corporation (the “Company”), has responded under separate cover to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Joseph Espeso, Chief Financial Officer of the Company, dated January 30, 2009 (the “Comment Letter”), with respect to the documents referred to above. In response to Item 1 of the Comment Letter, the Company is voluntarily providing document no. BLT 001 (“Document BLT 001”) and in response to Item 4 of the Comment Letter, the Company is voluntarily providing document no. BLT 003 (“Document BLT 003” and together with Document BLT 001, the “Documents”) to the Securities and Exchange Commission (the “Commission”) on a supplemental basis, together with an index identifying such documents.

Securities and Exchange Commission	- 2 -	February 19, 2009

In connection therewith, we are submitting this request for confidential treatment of the entire text of such Documents pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. In accordance with Rule 83, one copy of each of the Documents is enclosed with this request, and each Document has been labeled “Confidential Treatment Requested by Bolt Technology Corporation.”

The Documents for which confidential treatment is requested constitute confidential commercial or financial information within the purview of the Freedom of Information Act, Exemption 4, 5 U.S.C. § 552(b)(4). The Documents contain confidential commercial and financial information, the disclosure of which information is likely to cause substantial competitive harm to the Company and/or would be detrimental to the Company’s business. The Company hereby requests confidential treatment of the Documents in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The Company further requests that the Company be notified promptly in the event any person (including any federal government employee other than an employee of the Commission in connection with the Commission’s review of the above-referenced filing) makes a request to the Commission or any other governmental body for disclosure of the Documents. The Company further requests that the Company be promptly furnished with all written materials pertaining to any such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended relief so that the Company may pursue whatever remedies may be available to it to oppose such disclosure.

The Company understands that in granting any order pursuant to delegated authority for confidential treatment relating to these materials, the Staff does not undertake to furnish notice other than as required under the applicable rules and regulations.

The Company would be pleased to submit any additional information that the Commission or Staff may require in support of this request for confidential treatment. If denial of the Company’s request is anticipated, the opportunity to meet with the Staff prior to the issuance of any order would be appreciated.

In accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Company requests that, upon completion of the Commission’s review of the Documents, Document BLT 001 and Document BLT 003, and any copies thereof made by the Commission, be returned to the undersigned.

All notices and orders issued under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, at any time should be directed to Barbara A. Young or Peter H. Struzzi of this firm, at 33 Riverside Avenue, Westport, Connecticut 06880, telephone (203) 222-0885. In the event that the above-named individuals are unable at any time to

Securities and Exchange Commission	- 3 -	February 19, 2009

substantiate the request for confidential treatment of the Documents, please contact Joseph Espeso or William C. Andrews of Bolt Technology Corporation, at Four Duke Place, Norwalk, Connecticut 06854, telephone (203) 853-0700.

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Barbara A. Young
Barbara A. Young

Enclosures

cc:	Office of Freedom of Information and Privacy Act
Operations, SEC (w/o enclosures)
Mr. Joseph Espeso (w/o enclosures)

Index

Tab No.	Identifying No.	Description
1	BLT 001	Response to Item 1 of the Comment Letter

2	BLT 003	Bolt Technology Corporation Operations Summary at December 31, 2008